Exhibit 99.1

No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong District Shanghai, 201206 China + 8640 0600 5800 https://www.eshallgo.com

Eshallgo Inc Enters into Exclusive Partnership with Zhongshan Senwei to Support North American Expansion

SHANGHAI, China, Aug. 19, 2026 (GLOBE NEWSWIRE) -- Eshallgo Inc. (NASDAQ: EHGO) (“EHGO” or the “Company”), a leading integrated office solutions provider in China, today announced the launch of its second major international partnership initiative. Building on its established position in China’s office solutions, IT innovation, and commercial printing sectors, the Company continues to expand its global business development efforts following the successful progress of its first global IT partnership with Maxsun.

EShallGo USA, Inc. (“EHGO California”), a wholly-owned subsidiary of the Company, has entered into an exclusive strategic cooperation agreement with Zhongshan Senwei Office Supplies Co., Ltd. (“Zhongshan Senwei”), a leading manufacturer of compatible color printing consumables industry in China. This partnership expands EHGO’s international business development efforts and represents another step in the Company’s strategy of bringing high-quality Chinese office technology products to overseas markets.

Founded in 2009, Zhongshan Senwei is a manufacturer of compatible office consumables with established R&D and production capabilities. It has been consecutively recognized as a National High-Tech Enterprise and Guangdong Province SRDI Enterprise, holding 58 national patents. Its product portfolio includes color toner cartridges and drum units, with production capacity supporting large-scale international distribution. Zhongshan Senwei’s products are exported to over 100 countries and regions, providing a solid foundaqtion for further expansion into the North American market.

Pursuant to the agreement, Zhongshan Senwei will be responsible for product development, manufacturing, quality control and export fulfillment of compatible consumables, while EHGO California will serve as the exclusive distributor for the North American market, overseeing sales, marketing, customer service and channel development. The parties intend to initially focus on e-commerce distribution channels such as Temu, Amazon, and other platforms before expanding into broader sales platforms and customer segments. The agreement also establishes a framework for product quality assurance, brand protection, regulatory compliance and joint operational coordination to support the long-term development of the North American market.

EHGO management believes that international expansion represents an important component of the Company’s long-term strategy. As one of the world’s largest markets for office products and printing consumables, North America is a key focus of the Company’s overseas business development efforts. The partnership with Zhongshan Senwei is expected to strengthen the Company’s product offering in the consumables segment and further expand its international distribution network. Going forward, the Company intends to continue developing its existing strategic partnership such as with Maxsun IT partnership while exploring additional opportunities in overseas markets to support sustainable growth and long-term shareholder value.

About Eshallgo, Inc.

Eshallgo, Inc. (Nasdaq: EHGO) is a provider of office products and related business solutions serving small and medium-sized enterprises in China. The Company offers a range of products and services, including office hardware, printing and document solutions, software subscriptions, and technical support. In May 2025, Eshallgo established EShallGo USA, Inc. (“EHGO California”) as its North American operating subsidiary to support the Company’s international expansion initiatives, including regional sales, marketing, logistics coordination, and customer service functions.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

Investor Relations:

Chun Lyu

ir@eshallgo.com